[WESCO letterhead]

December 3, 2004

VIA FACSIMILE: (202) 942-9585

CONFIRMATION COPY VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attention:	Mary Beth Breslin
Division of Corporation Finance

Re:	WESCO International, Inc.
Registration Statement on Form S-3 (No. 333-119909)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WESCO International, Inc. and WESCO Distribution, Inc. (collectively, the “Registrants”) hereby respectfully request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective under the Securities Act at 5:00 p.m., Eastern Standard Time, on Monday, December 6, 2004, or as soon as practicable thereafter.

     Additionally, the Registrants hereby acknowledge the following:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2004

(iii)	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen A. Van Oss

Stephen A. Van Oss on behalf of the Registrants

cc: Michael C. McLean, Esq.